UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-15601

BIOMET, INC.

and the subsidiary guarantors listed on Schedule A

(Exact name of registrant as specified in its charter)

56 East Bell Drive Warsaw, Indiana 46582 (547) 267-6639

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.500% Senior Notes due 2020 (and Guarantees by Co-Registrants with respect thereto) 6.500% Senior Subordinated Notes due 2020 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:

6.500% Senior Notes due 2020	0

6.500% Senior Subordinated Notes due 2020	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Biomet, Inc. and each co-registrant listed on Schedule A hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BIOMET, INC.
Each Co-Registrant listed on Schedule A hereto

Date: August 13, 2015	By:	/s/ Chad F. Phipps
Chad F. Phipps Senior Vice President and Secretary

Schedule A

Table of Co-Registrants

Exact Name of Registrant as Specified in its Charter*	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Biomet 3i, LLC	FL	59-2816882
Biomet Biologics, LLC	IN	03-0479652
Biomet Europe Ltd.	DE	35-1603620
Biomet Fair Lawn, LLC	IN	31-1651311
Biomet Florida Services, LLC	FL	20-0388276
Biomet International Ltd.	DE	35-2046422
Biomet Leasing, Inc.	IN	35-2076217
Biomet Manufacturing, LLC	IN	35-2074039
Biomet Microfixation, LLC	FL	59-1692523
Biomet Orthopedics, LLC	IN	35-2074037
Biomet Spine, LLC	DE	46-4212199
Biomet Sports Medicine, LLC	IN	35-1803072
Biomet Trauma, LLC	IN	27-3309062
Biomet U.S. Reconstruction, LLC	IN	45-5118007
Cross Medical Products, LLC	DE	31-0992628
EBI Holdings, LLC	DE	22-2407246
EBI Medical Systems, LLC	DE	22-2406619
EBI, LLC	IN	31-1651314
Electro-Biology, LLC	DE	22-2278360
Implant Innovations Holdings, LLC	IN	35-2088040
Interpore Cross International, LLC	CA	33-0818017
Interpore Spine, LLC	DE	95-3043318
Kirschner Medical Corporation	DE	52-1319702
Lanx, Inc.	DE	26-1688290
Lanx Sales, LLC	DE	80-0870455

*	The address for each of the additional registrants is c/o Biomet, Inc., 56 East Bell Drive, Warsaw, Indiana 46582, telephone: (574) 267-6639. The name, address, including zip code, of the agent for service for each of the additional registrants is Chad F. Phipps, Senior Vice President and Secretary of Biomet, Inc., 56 East Bell Drive, Warsaw, Indiana 46582, telephone: (574) 267-6639.